SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-5075

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PerkinElmer, Inc. Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PerkinElmer, Inc.

45 William Street

Wellesley, MA 02481

PERKINELMER, INC. SAVINGS PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003:

Form 5500—Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	8

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Securities Act of 1974 have been omitted because they are not applicable.

SIGNATURES	9

EXHIBITS

23.1 Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Compensation and Benefits Committee

PerkinElmer, Inc.

Wellesley, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the PerkinElmer, Inc. Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

June 21, 2004

PERKINELMER, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Investments—Participant-directed	$288,000,516	$229,307,786

Contributions receivable:
Employer	1,950,523	3,472,090
Participant	—	432,959

Total contributions receivable	1,950,523	3,905,049

Cash	191,728	135,059

NET ASSETS AVAILABLE FOR BENEFITS	$290,142,767	$233,347,894

The accompanying notes are an integral part of these financial statements.

PERKINELMER, INC. SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$44,812,192	$(46,349,532)
Interest and dividend income	8,916,518	6,308,289

Net investment income (loss)	53,728,710	(40,041,243)

Contributions:
Participant	15,287,204	17,980,134
Employer	8,489,241	6,685,482
Rollover contributions and transfers in from other plans	4,391,464	8,935,999

Total contributions	28,167,909	33,601,615

Deductions:
Benefits paid to participants	25,059,983	36,261,813
Administrative expenses	41,763	34,360

Total deductions	25,101,746	36,296,173

INCREASE (DECREASE) IN NET ASSETS	56,794,873	(42,735,801)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	233,347,894	276,083,695

End of year	$290,142,767	$233,347,894

The accompanying notes are an integral part of these financial statements.

PERKINELMER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the PerkinElmer, Inc. Savings Plan (the “Plan”), as in effect on December 31, 2003, is provided for general information purposes only. Participants should refer to the Plan document as amended through December 23, 2003, for more complete information.

General—The Plan is a defined contribution plan covering substantially all employees of PerkinElmer, Inc. (the “Company”) who are not members of a collective bargaining unit or who are members of a unit that specifically provides for participation in the Plan. The Plan also covers employees of each wholly owned domestic subsidiary that has entered into an agreement to adopt the Plan. The Plan is administered by an administrative committee (the “Plan administrator”), which has overall responsibility for interpreting the provisions of the Plan and providing the trustee with any information required in the discharge of its duties. Fidelity Management Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Participation in the Plan is voluntary. As defined in the Plan, participants may elect to make voluntary contributions of up to 16% of their eligible compensation. In order to maintain the Plan’s status as nondiscriminatory, the contribution amounts for highly compensated employees may be limited. Participants age 50 or over may be eligible to make additional catch-up contributions. Company matching contributions are made on a per pay period basis for Life and Analytical Sciences and Corporate employees and on an annual basis for Optoelectronics and Fluid Sciences employees. For Optoelectronics and Fluid Sciences employees, matching contributions are made for all active participants as of December 31 and for participants who have terminated during the year due to death, permanent disability or retirement. For a participant employed by the Company’s Life and Analytical Sciences businesses and Corporate, matching contributions are made in an amount equal to 100% of the first 5% of compensation that a participant contributes to the Plan. For a participant employed by the Company’s Optoelectronics and Fluid Sciences businesses, matching contributions are made in an amount equal to 55% of the first 6% of compensation that a participant contributes to the Plan. Prior to January 1, 2003, matching contributions for participants employed by Analytical Instruments businesses and Corporate were made in an amount equal to 55% of the first 6% of compensation that a participant contributed to the plan and such amounts were funded on an annual basis. Company matching contributions totaled $8,489,241 and $6,685,482 for the years ended December 31, 2003 and 2002, respectively.

Participants may also contribute amounts representing distributions from other qualified benefit plans. From time to time assets are also transferred in from pre-existing plans that are being terminated. Such amounts are included in the statements of changes in net assets available for benefits as rollover contributions and transfers in from other plans.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and supplemental contributions and allocations of Plan earnings and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures—Participants are vested immediately in their voluntary contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of participants’ accounts is based on years of continuous service for certain participants. Participants who are employed by the Company’s Life and Analytical Sciences businesses and corporate are 100% vested in all contributions. Participants who are employed by the Company’s Optoelectronics and Fluid Sciences businesses are 100% vested after three years of credited service. In addition, if a participant terminates employment due to death, disability or retirement (as defined in the Plan), his or her account balance becomes 100% vested. Forfeited balances of terminated participants are used to reduce future Company contributions. The Company’s contribution was reduced by forfeitures of $128,694 and $154,416 for the years ended December 31, 2003 and 2002, respectively.

Investments—Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan currently offers a fixed income fund, several equity based funds and Company stock as investment options for participants.

Participant Loans—Participants may borrow from their fund accounts from a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates fixed for the term of the loan by the administrative committee based on interest rates currently being charged by commercial lending institutions. The period of repayment for any loan is determined by the administrative committee and the participant, but in no event shall that period exceed 60 months, unless the loan is used to purchase a principal residence, in which case, a longer payment period is permitted.

Payment of Benefits—Upon termination of service a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefit payments to participants are recorded upon distribution.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Shares of commingled pools of assets (including the Fixed Income Fund and the Fidelity U.S. Equity Index Commingled Pool) are valued at the fair value determined by the fund manager, Fidelity Management Trust Company. Shares of the Company stock are valued at quoted market price. Participant loans are stated at the outstanding loan balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits—Payments to participants are recorded upon distribution.

Expenses—Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.

3.	INVESTMENTS

The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31 are as follows:

	2003	2002
Fidelity Contrafund	$24,187,103	$16,965,572
Fidelity Growth Company Fund	47,680,212	32,967,035
Fidelity Balanced Fund	21,918,931	16,276,292
Fidelity U.S. Equity Index Commingled Pool	32,124,220	25,305,551
Fidelity Fixed Income Fund	74,404,435	73,586,565

During the years ended December 31, 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) as follows:

	2003	2002
Mutual funds:
Templeton Foreign Fund	$576,844	$(192,367)
Templeton Developing Markets Fund	615,451	(17,459)
PBHG Mid Cap Fund	276,678	(46,176)
Genesis Fund	569,566	(168,955)
Fidelity Contrafund	5,037,381	(1,942,147)
Fidelity Equity-Income Fund	2,542,585	(2,395,333)
Fidelity Growth Company Fund	13,782,610	(18,179,422)
Fidelity Intermediate Bond Fund	(49,888)	341,332
Fidelity Balanced Fund	4,241,435	(2,109,817)
Fidelity International Growth and Income Fund	1,752,200	(461,158)
Fidelity Asset Manager Fund	919,222	(800,556)
Fidelity Asset Manager - Growth Fund	1,559,023	(1,553,775)
Fidelity Asset Manager - Income Fund	213,252	(79,304)
Fidelity Freedom Income Fund	7,015	1,122
Fidelity Freedom 2010 Fund	5,372	57
Fidelity Freedom 2020 Fund	20,948	(1,912)
Fidelity Freedom 2030 Fund	16,579	(709)
Fidelity Freedom 2040 Fund	16,836	(238)
Fidelity U.S. Equity Index Commingled Pool	7,132,843	(7,635,635)

	39,235,952	(35,242,452)
Company stock	5,576,240	(11,107,080)

Net appreciation (depreciation) in fair value of investments	$44,812,192	$(46,349,532)

4.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Investments (“Fidelity”). Additionally, FMR Corp. beneficially owns more than 5% of the Company’s common stock as of December 31, 2003. Fidelity and FMR Corp. are affiliates of Fidelity Management Trust Company, the trustee of the Plan. These transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services provided by the trustee were $41,763 and $34,360 for the years ended December 31, 2003 and 2002, respectively.

At December 31, 2003 and 2002, the Plan held 639,562 and 605,872 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $12,576,015 and $12,239,000, respectively. During the years ended December 31, 2003 and 2002, the Plan recorded dividend income from the Company’s stock of $184,551 and $135,605, respectively.

5.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter, dated August 12, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

******

PERKINELMER, INC. SAVINGS PLAN

FORM 5500—SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

a)	b) Identity of Issue, Borrower, Lessor or Similar Party	c) Description of Investment, Including Maturity Date, Interest Rate, Collateral, Par or Maturity Value	d) Cost	e) Current Value
*	Fidelity Investments	Fixed Income Fund	**	$74,404,435

		Mutual Funds:
	Templeton Investments	Templeton Foreign Fund	**	2,950,935
	Templeton Investments	Templeton Developing Markets Fund	**	2,471,220
	PBHG Funds	PBHG Mid Cap Fund	**	1,686,335
	Neuberger & Berman	Genesis Fund	**	4,016,582
*	Fidelity Investments	Fidelity ContraFund	**	24,187,103
*	Fidelity Investments	Fidelity Equity-Income Fund	**	13,644,831
*	Fidelity Investments	Fidelity Growth Company Fund	**	47,680,212
*	Fidelity Investments	Fidelity Intermediate Bond Fund	**	10,362,982
*	Fidelity Investments	Fidelity Balanced Fund	**	21,918,931
*	Fidelity Investments	Fidelity International Growth and Income Fund	**	6,514,813
*	Fidelity Investments	Fidelity Asset Manager Fund	**	7,796,628
*	Fidelity Investments	Fidelity Asset Manager—Growth Fund	**	10,175,680
*	Fidelity Investments	Fidelity Asset Manager—Income Fund	**	2,305,467
*	Fidelity Investments	Fidelity Retirement Government Money Market Portfolio	**	8,439,543
*	Fidelity Investments	Fidelity Freedom Income Fund	**	169,664
*	Fidelity Investments	Fidelity Freedom 2010 Fund	**	581,138
*	Fidelity Investments	Fidelity Freedom 2020 Fund	**	308,162
*	Fidelity Investments	Fidelity Freedom 2030 Fund	**	144,852
*	Fidelity Investments	Fidelity Freedom 2040 Fund	**	99,039
*	Fidelity Investments	Fidelity U.S. Equity Index Commingled Pool	**	32,124,220

		Total Mutual Funds	**	197,578,337

*	PerkinElmer, Inc.	PerkinElmer Stock Fund	**	10,645,341

*	Plan participants	Loans to participants with interest at rates of 3.70%-10.75%, maturity at various dates through 2030		5,372,403

		TOTAL INVESTMENTS		$288,000,516

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PERKINELMER, INC. SAVINGS PLAN

/s/ Richard F. Walsh
Date: June 28, 2004	Richard F. Walsh, Chairman, Administrative
Committee of the PerkinElmer, Inc.
Savings Plan